                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1994


                                      OR


     [   ]  Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (NO FEE REQUIRED)

     For the transition period from _____________________ to ___________________


     Commission File Number 33-44283



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      HONEYWELL RETIREMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 2 to 13 hereof are the Honeywell Retirement Savings Plan Financial Statements for the Years Ended December 31, 1994 and 1993 and Supplemental Schedules for the Year Ended December 31, 1994 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

     HONEYWELL RETIREMENT SAVINGS PLAN

     FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
     DECEMBER 31, 1994 AND 1993 AND INDEPENDENT
     AUDITORS' REPORT

HONEYWELL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                               4

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
    December 31, 1994 and 1993                                            5-6
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1994 and 1993                                7-8
  Notes to Financial Statements                                            9

INDEPENDENT AUDITORS' REPORT

Honeywell Retirement Savings Plan

We have audited the accompanying financial statements of Honeywell Retirement Savings Plan (the Plan) as of December 31, 1994 and 1993 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 9, 1995

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                       (SUPPLEMENTAL INFORMATION BY FUND)
- --------------------------------------------------------------------------------


                                                      GOVERNMENT         SHORT-TERM        BONDS          STOCKS
                                    COMBINED            INCOME              BOND           PLUS            PLUS           S&P 500
                                      TOTAL              FUND               FUND           FUND            FUND            FUND
ASSETS:
  Investments in Honeywell:
     Master Trusts                $  62,632,587      $  23,370,919      $  339,618     $  743,115     $  10,823,331    $  11,869,284
     Contributions receivable           156,029             49,462           2,442          4,537            28,021           36,514
  Other receivables                     231,048            200,715                            511             2,352
                                  -------------      -------------      ----------     ----------     -------------    -------------
         Total assets                63,019,664         23,621,096         342,060        748,163        10,853,704       11,905,798

LIABILITIES:
  Administration fees payable            11,092              4,249             127            262             2,517            2,794
  Other payables                        230,980            200,990             (16)           733              (976)           2,720
                                  -------------      -------------      ----------     ----------     -------------    -------------
        Total liabilities               242,072            205,239             111            995             1,541            5,514
                                  -------------      -------------      ----------     ----------     -------------    -------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR         $  62,777,592      $  23,415,857     $  341,949      $  747,168     $  10,852,163    $  11,900,284
                                  -------------      -------------      ----------     ----------     -------------    -------------
                                  -------------      -------------      ----------     ----------     -------------    -------------
                                     FROZEN
                                      FIXED             HONEYWELL         UNITED                         COLUMBIA         VANGUARD
                                     INCOME               STOCK           INCOME          JANUS           SPECIAL         WORLD U.S.
                                      FUND                FUND             FUND           FUND             FUND          GROWTH FUND

ASSETS:
  Investments in Honeywell:
    Master Trusts                 $   3,710,034      $   3,016,979     $   289,687    $   774,804       $   705,319      $   112,597
    Contributions receivable                                10,844           1,723          3,286             3,862              732
  Other receivables                      27,470
                                  -------------      -------------     -----------    -----------      ------------      -----------
        Total assets                  3,737,504          3,027,823         291,410        778,090           709,181          113,329

LIABILITIES:
  Administration fees payable             1,143
  Other payables                         27,529
                                  -------------      -------------     -----------    -----------      ------------      -----------
        Total liabilities                28,672
                                  -------------      -------------     -----------    -----------      ------------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR         $   3,708,832      $   3,027,823     $   291,410    $   778,090       $   709,181      $   113,329
                                  -------------      -------------     -----------    -----------      ------------      -----------
                                  -------------      -------------     -----------    -----------      ------------      -----------
                                                                           T. ROWE       T. ROWE
                                                        T. ROWE             PRICE         PRICE
                                     SCUDDER             PRICE            SMALL CAP      EQUITY
                                  INTERNATIONAL      INTERNATIONAL          VALUE         INCOME         ISOLATED      PARTICIPANT
                                      FUND               FUND               FUND          FUND             FUNDS          LOANS
ASSETS:
  Investments in Honeywell:
      Master Trusts               $     507,053      $   1,917,447     $   338,599     $  828,010      $  2,216,516    $   1,069,275
      Contributions receivable            2,382              7,705           1,375          3,144
  Other receivables
                                  -------------      -------------      ----------     ----------     -------------    -------------
        Total assets                    509,435          1,925,152         339,974        831,154         2,216,516        1,069,275

LIABILITIES:
  Administration fees payable
  Other payables
                                  -------------      -------------      ----------     ----------     -------------    -------------
        Total liabilities
                                  -------------      -------------      ----------     ----------     -------------    -------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR         $     509,435      $   1,925,152        $339,974     $  831,154     $   2,216,516    $   1,069,275
                                  -------------      -------------      ----------     ----------     -------------    -------------
                                  -------------      -------------      ----------     ----------     -------------    -------------

See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- --------------------------------------------------------------------------------
                       (SUPPLEMENTAL INFORMATION BY FUND)
- --------------------------------------------------------------------------------

                                                          GOVERNMENT      SHORT-TERM         BONDS        STOCKS
                                             COMBINED       INCOME           BOND            PLUS          PLUS          S&P 500
                                               TOTAL         FUND            FUND            FUND          FUND           FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                         $  61,498,472  $  16,685,897     $  361,946     $  949,136  $  11,860,336  $  12,536,561
  Contributions receivable                      166,978         48,190          3,559          4,861         35,825         41,246
  Other receivables                             107,480         46,260          3,864          3,236         16,677         17,244
  Due from other plans                           21,719         14,427                                           73          7,178
                                          -------------  -------------     ----------     ----------  -------------  -------------
         Total assets                        61,794,649     16,794,774        369,369        957,233     11,912,911     12,602,229

LIABILITIES:
  Administration fees payable                    32,474          9,214            326            966          7,557          7,731
  Other payables                                 97,183         46,033          3,859          2,966         18,821         21,485
                                          -------------  -------------     ----------     ----------  -------------  -------------
        Total liabilities                       129,657         55,247          4,185          3,932         26,378         29,216
                                          -------------  -------------     ----------     ----------  -------------  -------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                 $  61,664,992  $  16,739,527     $  365,184     $  953,301  $  11,886,533  $  12,573,013
                                          -------------  -------------     ----------     ----------  -------------  -------------
                                          -------------  -------------     ----------     ----------  -------------  -------------
                                              FROZEN
                                               FIXED       HONEYWELL        UNITED                       COLUMBIA      VANGUARD
                                              INCOME         STOCK          INCOME           JANUS        SPECIAL      WORLD U.S.
                                                FUND         FUND            FUND            FUND          FUND        GROWTH FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                          $  8,465,082   $  2,761,767     $  178,844     $  638,348     $  441,060      $  65,599
Contributions receivable                                        11,684          1,101          9,908          2,639            368
  Other receivables                              19,113            164                           457            465
  Due from other plans                               41
                                          -------------  -------------     ----------     ----------  -------------  -------------
        Total assets                          8,484,236      2,773,615        179,945        648,713        444,164         65,967

LIABILITIES:
  Administration fees payable                     4,670            890             64            232            176             22
  Other payables                                  4,019
                                          -------------  -------------     ----------     ----------  -------------  -------------
       Total liabilities                          8,689            890             64            232            176             22
                                          -------------  -------------     ----------     ----------  -------------  -------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                  $  8,475,547   $  2,772,725     $  179,881     $  648,481     $  443,988      $  65,945
                                          -------------  -------------     ----------     ----------  -------------  -------------
                                          -------------  -------------     ----------     ----------  -------------  -------------
                                                                               T. ROWE      T. ROWE
                                                                T. ROWE         PRICE        PRICE
                                               SCUDDER           PRICE        SMALL CAP     EQUITY
                                            INTERNATIONAL    INTERNATIONAL      VALUE        INCOME       ISOLATED     PARTICIPANT
                                                FUND             FUND           FUND         FUND           FUNDS         LOANS
ASSETS:
  Investments in Honeywell -
    Master Trusts                            $  313,207     $  725,074     $  135,111     $  516,954   $  3,738,846   $  1,124,704
Contributions receivable                          1,785          3,461            264          2,087
  Other receivables
  Due from other plans
                                             ----------     ----------     ----------     ----------   ------------   ------------
        Total assets                            314,992        728,535        135,375        519,041      3,738,846      1,124,704

LIABILITIES:
  Administration fees payable                       118            282             50            176
  Other payables
                                             ----------     ----------     ----------     ----------   ------------  -------------
        Total liabilities                           118            282             50            176
                                             ----------     ----------     ----------     ----------   ------------  -------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                    $  314,874     $  728,253     $  135,325     $  518,865   $  3,738,846   $  1,124,704
                                             ----------     ----------     ----------     ----------   ------------  -------------
                                             ----------     ----------     ----------     ----------   ------------  -------------

See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------
                       (SUPPLEMENTAL INFORMATION BY FUND)
- --------------------------------------------------------------------------------

                                                       GOVERNMENT     SHORT-TERM        BONDS         STOCKS
                                          COMBINED       INCOME          BOND           PLUS           PLUS          S&P 500
                                            TOTAL         FUND           FUND           FUND           FUND           FUND
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                       $  1,243,810     $  836,591      $  (1,174)     $  (9,681)     $  (5,022)    $  158,831

CONTRIBUTIONS:
  Employee pretax contributions          4,033,916      1,193,500         72,837        125,918        822,762        968,333
  Rollover contributions                   144,944         47,411          6,717          8,364          6,337         17,471
                                      ------------     ----------     ----------     ----------     ----------     ----------
        Total contributions              4,178,860      1,240,911         79,554        134,282        829,099        985,804

TRANSFERS (TO) FROM OTHER
  FUNDS                                          0      6,632,166        (68,239)      (301,901)    (1,210,994)    (1,114,443)

 TOTAL INVESTMENT INCOME (LOSS),      ------------     ----------     ----------     ----------     ----------     ----------
   CONTRIBUTIONS, AND TRANSFERS          5,422,670      8,709,668         10,141       (177,300)      (386,917)        30,192

LOANS:
  Repayments                                              224,466          7,844          7,787        117,021        115,230
  Distributions                                          (239,760)       (10,645)        (2,374)      (108,107)       (18,578)

DISTRIBUTIONS TO PARTICIPANTS           (4,171,419)    (1,967,941)       (29,500)       (31,210)      (630,836)      (767,658)

TRUSTEES AND ADMINISTRATIVE               (138,651)       (50,103)        (1,075)        (3,036)       (25,531)       (31,915)
  FEES                                ------------     ----------     ----------     ----------     ----------     ----------

INCREASE (DECREASE) IN NET ASSETS        1,112,600      6,676,330        (23,235)      (206,133)    (1,034,370)      (672,729)

NET ASSETS AVAILABLE FOR BENEFITS       61,664,992     16,739,527        365,184        953,301     11,886,533     12,573,013
  AT BEGINNING OF YEAR                ------------     ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                      $ 62,777,592   $ 23,415,857    $   341,949     $  747,168    $10,852,163   $ 11,900,284
                                      ------------   ------------    -----------     ----------    -----------   ------------
                                      ------------   ------------    -----------     ----------    -----------   ------------
                                            FROZEN
                                             FIXED      HONEYWELL         UNITED                      COLUMBIA       VANGUARD
                                            INCOME          STOCK         INCOME          JANUS        SPECIAL     WORLD U.S.
                                              FUND           FUND           FUND           FUND           FUND     GROWTH FUN
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                       $    465,763    $  (117,617)     $  (9,971)     $  (8,925)      $  3,448       $  3,774

CONTRIBUTIONS:
  Employee pretax contributions             12,086        254,926         49,664         88,060        105,598         12,708
  Rollover contributions                                   13,248          1,014         14,094          4,593          8,135
                                      ------------   ------------     ----------     ----------       --------       --------
        Total contributions                 12,086        268,174         50,678        102,154        110,191         20,843

TRANSFERS (TO) FROM OTHER
  FUNDS                                 (4,731,472)       263,337         88,844        103,009        163,979         26,004

 TOTAL INVESTMENT INCOME (LOSS),      ------------   ------------     ----------     ----------       --------       --------
   CONTRIBUTIONS, AND TRANSFERS         (4,253,623)       413,894        129,551        196,238        277,618         50,621

LOANS:
  Repayments                                               32,114          4,538          5,510          4,297          1,844
  Distributions                            (38,991)       (39,627)        (4,024)        (3,513)        (8,435)        (2,136)

DISTRIBUTIONS TO PARTICIPANTS             (458,296)      (146,872)       (18,095)       (67,382)        (8,287)        (2,790)

TRUSTEES AND ADMINISTRATIVE                (15,805)        (4,411)          (441)        (1,244)                         (155)
  FEES                                ------------   ------------     ----------     ----------       --------       --------

INCREASE (DECREASE) IN NET ASSETS       (4,766,715)       255,098        111,529        129,609        265,193         47,384

NET ASSETS AVAILABLE FOR BENEFITS        8,475,547      2,772,725        179,881        648,481        443,988         65,945
  AT BEGINNING OF YEAR                ------------   ------------     ----------     ----------       --------       --------

NET ASSETS AVAILABLE FOR BENEFITS     $  3,708,832   $  3,027,823     $  291,410     $  778,090     $  709,181     $  113,329
  AT END OF YEAR                      ------------   ------------     ----------     ----------       --------       --------
                                      ------------   ------------     ----------     ----------       --------       --------
                                                                        T. ROWE        T. ROWE
                                                         T. ROWE         PRICE          PRICE
                                          SCUDDER         PRICE        SMALL CAP       EQUITY
                                       INTERNATIONAL  INTERNATIONAL      VALUE         INCOME        ISOLATED      PARTICIPANT
                                           FUND           FUND           FUND           FUND           FUNDS          LOANS
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                         $  (25,694)    $  (53,030)     $  (7,606)     $  26,417                    $  (12,294)

CONTRIBUTIONS:
  Employee pretax contributions             62,812        177,853         30,320         56,539
  Rollover contributions                       442          6,549          8,337          2,232
                                       -----------    -----------     ----------      ---------
        Total contributions                 63,254        184,402         38,657         58,771

TRANSFERS (TO) FROM OTHER
  FUNDS                                    165,144      1,083,150        181,008        242,738  $  (1,522,330)

 TOTAL INVESTMENT INCOME (LOSS),       -----------    -----------     ----------      ---------    -----------    -----------
   CONTRIBUTIONS, AND TRANSFERS            202,704      1,214,522        212,059        327,926     (1,522,330)       (12,294)

LOANS:
  Repayments                                 7,532         23,275          1,359          4,849                      (557,666)
  Distributions                             (4,236)       (28,331)           (54)        (5,720)                      514,531

DISTRIBUTIONS TO PARTICIPANTS              (10,656)        (9,959)        (8,234)       (13,703)

TRUSTEES AND ADMINISTRATIVE                   (783)        (2,608)          (481)        (1,063)
  FEES                                 -----------    -----------     ----------      ---------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS          194,561      1,196,899        204,649        312,289     (1,522,330)       (55,429)

NET ASSETS AVAILABLE FOR BENEFITS          314,874        728,253        135,325        518,865      3,738,846      1,124,704
  AT BEGINNING OF YEAR                 -----------    -----------     ----------      ---------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS       $  509,435   $  1,925,152     $  339,974     $  831,154   $  2,216,516   $  1,069,275
  AT END OF YEAR                      -------------------------------- ---------    -----------   ------------
                                      ------------    -----------     ----------      ---------    -----------   ------------

See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------------------------------------------
                             (SUPPLEMENTAL INFORMATION BY FUND)
- --------------------------------------------------------------------------------

                                                      GOVERNMENT      SHORT-TERM         BONDS      STOCKS
                                        COMBINED        INCOME           BOND            PLUS        PLUS           S&P 500
                                         TOTAL           FUND            FUND            FUND        FUND            FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                      $   4,381,034    $   480,646     $   18,731     $   46,240  $   1,471,625  $   1,172,230

CONTRIBUTIONS:
  Employee pretax contributions          3,816,644      1,197,070         87,051        121,396        892,946      1,073,871
  Rollover contributions                   390,643        102,561         14,266         16,674         56,275         81,844
                                     -------------  -------------     ----------     ----------  -------------  -------------
        Total contributions              4,207,287      1,299,631        101,317        138,070        949,221      1,155,715

TRANSFERS FROM (TO) OTHER
  FUNDS                                                 1,233,074        (67,648)       788,898       (118,781)      (960,248)

TRANSFERS (TO) FROM OTHER
  PLANS                                   (106,504)       (29,216)        (6,718)        (6,348)       (13,504)       (18,459)
                                     -------------  -------------     ----------     ----------  -------------  -------------
TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS           8,481,817      2,984,135         45,682        966,860      2,288,561      1,349,238

LOANS:
  Repayments                                              185,568          8,276          4,137         96,792        110,888
  Distributions                                          (163,114)       (12,202)        (3,675)      (156,047)      (158,218)

DISTRIBUTIONS TO PARTICIPANTS           (3,221,808)    (1,236,699)       (13,254)       (10,888)      (522,264)      (513,069)

TRUSTEES AND ADMINISTRATIVE               (119,887)       (30,456)        (1,128)        (3,133)       (36,455)       (26,337)
  FEES)                              -------------  -------------     ----------     ----------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS        5,140,122      1,739,434         27,374        953,301      1,670,587        762,502

NET ASSETS AVAILABLE FOR BENEFITS       56,524,870     15,000,093        337,810                    10,215,946     11,810,511
  AT BEGINNING OF YEAR               -------------  -------------     ----------     ----------  -------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS    $  61,664,992  $  16,739,527     $  365,184     $  953,301  $  11,886,533  $  12,573,013
  AT END OF YEAR                     -------------  -------------     ----------     ----------  -------------  -------------
                                     -------------  -------------     ----------     ----------  -------------  -------------
                                        FROZEN
                                         FIXED         HONEYWELL        UNITED                      COLUMBIA       VANGUARD
                                        INCOME           STOCK          INCOME           JANUS      SPECIAL       WORLD U.S.
                                         FUND            FUND            FUND            FUND        FUND         GROWTH FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                      $     756,790    $   177,101     $   10,468     $   25,193  $      26,846  $       2,387

CONTRIBUTIONS:
  Employee pretax contributions                           317,185          8,883         36,072         19,175          3,345
  Rollover contributions                                   26,640         10,161         47,423          4,412          7,242
                                                     ------------     ----------     ----------     ----------      ---------
        Total contributions                               343,825         19,044         83,495         23,587         10,587

TRANSFERS FROM (TO) OTHER
  FUNDS                                 (2,677,882)       (74,887)       153,664        549,875        395,738         55,382

TRANSFERS (TO) FROM OTHER                  (28,618)         2,221
  PLANS                               ------------   ------------     ----------     ----------     ----------      ---------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS          (1,949,710)       448,260        183,176        658,563        446,171         68,356

LOANS:
  Repayments                                               43,068            421          2,836          1,098            386
  Distributions                           (112,153)       (58,822)        (2,024)        (9,331)        (2,137)        (2,744)

DISTRIBUTIONS TO PARTICIPANTS             (797,082)      (115,323)        (1,561)        (3,061)          (845)

TRUSTEES AND ADMINISTRATIVE                (17,189)        (3,022)          (131)          (526)          (299)           (53)
  FEES)                               ------------   ------------     ----------     ----------     ----------      ---------

INCREASE (DECREASE) IN NET ASSETS       (2,876,134)       314,161        179,881        648,481        443,988         65,945

NET ASSETS AVAILABLE FOR BENEFITS       11,351,681      2,458,564
  AT BEGINNING OF YEAR                ------------   ------------     ----------     ----------     ----------      ---------

NET ASSETS AVAILABLE FOR BENEFITS     $  8,475,547   $  2,772,725     $  179,881     $  648,481     $  443,988      $  65,945
  AT END OF YEAR                      ------------   ------------     ----------     ----------     ----------      ---------
                                      ------------   ------------     ----------     ----------     ----------      ---------
                                                                        T. ROWE         T. ROWE
                                                        T. ROWE          PRICE           PRICE
                                        SCUDDER          PRICE         SMALL CAP        EQUITY
                                     INTERNATIONAL   INTERNATIONAL       VALUE          INCOME     ISOLATED       PARTICIPANT
                                         FUND            FUND            FUND            FUND        FUNDS           LOANS
NET INVESTMENT INCOME IN
  MASTER TRUSTS                      $      32,993    $    70,050     $    6,646     $   24,144                  $     58,944

CONTRIBUTIONS:
  Employee pretax contributions             10,162         19,904          3,316         26,268
  Rollover contributions                     7,822          8,295                         7,028
                                      ------------     ----------     ----------     ----------
        Total contributions                 17,984         28,199          3,316         33,296

TRANSFERS FROM (TO) OTHER
  FUNDS                                    266,759        633,597        125,371        466,531    $  (769,443)

TRANSFERS (TO) FROM OTHER                                                                               (5,862)
  PLANS                               ------------------------------  ----------   ------------   ------------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS             317,736        731,846        135,333        523,971       (775,305)        58,944

LOANS:
  Repayments                                   975          1,134             69          1,607                      (457,255)
  Distributions                               (243)        (1,197)                       (4,994)                      686,901

DISTRIBUTIONS TO PARTICIPANTS               (3,373)        (3,086)            (1)        (1,302)

TRUSTEES AND ADMINISTRATIVE                   (221)          (444)           (76)          (417)
  FEES                                ------------------------------  ----------   ------------   ------------    -----------

INCREASE (DECREASE) IN NET ASSETS          314,874        728,253        135,325        518,865       (775,305)       288,590

NET ASSETS AVAILABLE FOR BENEFITS                                                                    4,514,151        836,114
  AT BEGINNING OF YEAR                ------------     ----------     ----------     ----------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS       $  314,874     $  728,253     $  135,325     $  518,865   $  3,738,846   $  1,124,704
  AT END OF YEAR                      ------------     ----------     ----------     ----------   ------------   ------------
                                      ------------     ----------     ----------     ----------   ------------   ------------

See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

    INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market. Unallocated insurance contracts are valued at their contract values, as determined by issuing insurance companies.

    PAYMENTS OF BENEFITS - Benefits are recorded when paid.

2.  PLAN DESCRIPTION

    GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to certain Honeywell employees covered by collective bargaining agreements which provide for coverage under the Plan.

    The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

    CONTRIBUTIONS - The following contributions are made to the Plan:

    (a) The Sponsor contributes to the Plan, on behalf of participants, various percentages of the participants' pay, as elected by the participants. The maximum pretax and after tax contribution percentages are determined by the Honeywell Pension Retirement Committee. The participants elect their own contribution levels, subject to this maximum percentage. Contributions are subject to certain limitations.

    (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or part of such distributions to their accounts.

    LOANS TO PARTICIPANTS - The Plan was amended effective June 30, 1991 to adopt the procedures, terms, and conditions for the granting and administration of loans to participants. These procedures allow participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax or pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

    PARTICIPATION - Employees are eligible to participate in the Plan only if they are covered under certain collective bargaining agreements which provide for participation in the Plan, are classified as a Regular Employee (as defined), and are not covered by any other savings plan maintained by Honeywell. All participants' accounts are adjusted monthly for investment income/loss, withdrawals, and for all other changes in net assets.

    VESTING - Participants are 100% vested in their individual accounts. In the event of plan termination, the participants' accounts become distributable to the participants or their beneficiaries, in accordance with the provisions of the Plan.

    INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term U.S. Government securities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (1-10 years) bonds, and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S & P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The fund also invests, to a lesser extent, in fixed-income securities - both high-quality corporate bonds and U.S. Treasury obligations.

          JANUS FUND - Invests primarily in a combination of large, familiar corporations and small, rapidly emerging companies.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard and Poor's 500 Stock Index.

          VANGUARD WORLD U.S. GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

    PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

3.  INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

    At December 31, 1994 and 1993, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive Life) guaranteed investment contracts (GICs), with approximately 3% and .87% of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1993 and 1994, distributions have been received from the conservator totaling approximately 67% of the contract balance immediately prior to the conservatorship. Furthermore, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guaranty funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

    The Plan's Sponsor isolated the Executive Life GICs into the Isolated Funds pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.  INTEREST IN MASTER TRUSTS

    The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At
    December 31, 1994 and 1993, the Plan's interest in the net assets of the master trusts was approximately 5%. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    The following table presents the fair value of investments held in master trusts:


                                                                                 1994                1993
    Investments at fair value:
      Custom Funds:
        Government Income Fund                                            $    305,889,947    $    209,624,454
        Short-term Bond Fund                                                    10,256,109          13,255,684
        Bonds Plus Fund                                                         17,508,593          19,587,985
        Stocks Plus Fund                                                       232,214,890         252,637,838
        S&P 500 Fund                                                           226,631,967         240,823,722
        Fixed Income Fund (a)                                                   53,415,980         124,019,602
        Honeywell Stock Fund                                                   173,540,997         157,920,810
      Mutual funds, primarily equity securities                                155,759,921          91,770,887
      Participants' loans                                                       26,287,970          24,145,987
                                                                          ----------------    ----------------
                                                                          $  1,201,506,374    $  1,133,786,969
                                                                          ----------------    ----------------
                                                                          ----------------    ----------------
      (a) at contract value
    Investment income for master trust is as follows:

                                                                                 1994                1993
    Net (depreciation)/appreciation in fair value of investments:
      Custom Funds:
        Short-term Bond Fund                                                $     (51,556)       $     564,780
        Bonds Plus Fund                                                          (272,642)             827,967
        Stocks Plus Fund                                                       (2,285,805)          31,291,545
        S&P 500 Fund                                                            3,088,743           23,377,943
        Honeywell Stock Fund                                                  (13,531,441)           4,481,379
      Mutual funds, primarily equity securities                                (9,911,323)           1,305,188
                                                                            -------------        -------------
                                                                              (22,964,024)          61,848,802
      Interest and dividends                                                   34,701,490           28,245,232
                                                                            -------------        -------------
                                                                            $  11,737,466        $  90,094,034
                                                                            -------------        -------------
                                                                            -------------        -------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1994 and 1993 the Plan's interest in the net assets of the master trust was approximately 6%. The contract value of the GICs for the master trust was $38,954,178 and $67,277,792 at December 31, 1994 and 1993, respectively.

5.  PARTIES-IN-INTEREST TRANSACTIONS

    There were no prohibited party-in-interest transactions during the years ended December 31, 1994 and 1993.

6.  INFORMATION PROVIDED BY TRUSTEES

    Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and for paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement

    Committee as of December 31, 1994 were T. Rowe Price Company and First Trust National Association.

    The trustees provide the Plan with monthly statements, which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

    The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in an increase (decrease) in the amount of net assets reported by the trustees of $287,579 and $(1,034,745) as of December 31, 1994 and 1993, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

    The Government Income Fund, Stocks Plus Fund, Frozen Fixed Income Fund, and S&P 500 Fund individually represent 5% or more of net assets available for benefits.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                              HONEYWELL RETIREMENT SAVINGS PLAN



Dated:   June 28, 1995                  By:   /s/ James E. Porter
                                            ------------------------------------
                                                 James E. Porter

                                        Its:  Vice President, Human Resources

                              INDEX TO EXHIBITS

Exhibits                                                                  Page
- --------                                                                 ------

  23.1        Consent of Deloitte & Touche LLP